Exhibit 2.9

To Mackie Designs Italy S.p.A.’s Liquidators
C/o Dr. Riccardo Pasini
Via della Previdenza sociale, 2
42100 Reggio Emilia

Reggio Emilia, December 1, 2003

We understand that Mackie Designs Italy S.p.A. is being liquidated and that the relevant liquidators have been appointed, we understand also that the “Concordato with transfer of assets” petition soon shall be filed with the Court of Reggio Emilia, and by this letter we intend to confirm you our irrevocable proposal with regards to the purchase of assets listed under clauses 3.1 and 3.5 (included the trademark “RCF”) from Mackie Designs Italy S.p.A. “Concordato Preventivo” proceeding, realized with the contribution of Aletti Merchant S.p.A., at the following conditions:

1) that there shall not be a significant interruption of the production or of the trading of any “RCF” product;

2) the Concordato proceedings shall formally initiated- as prospected by Alix Partners S.r.l. -and that the following proposal approved by the proceedings authorities;

3) that the following assets shall be object of a branch of business lease agreement for a period of 24 months:

a) machinery, plants and equipment, motor vehicles and in general any other assets registered and unregistered at public registries, explicitly excluding real estate.

b) the trademark “RCF” and the relevant trademarks owned by Mackie Designs Italy S.p.A.;

c) the warehouse, with the exception of finished products, semi-finished products and raw materials related to the trademark “Mackie” and excluding also obsolete products.

d) the warehouse composed by raw materials, components, semi-finished and finished products owned by Mackie Designs Italy S.p.A.’s subsidiary, AVM, with corporate site in Acquaviva Picena.

The present irrevocable purchase offer is related to what is listed in the following paragraphs from 3.1 to 3.5.

3.1 direct request regarding the transfer of No. 100 employees, between which No. 60 direct employees and No. 40 indirect employees, individually listed, assuming the burden related to their “end of employment indemnification” (TFR);

3.2 irrevocable purchase offer of the warehouse composed by raw materials, components, semi-finished and finished products with trademark “RCF” not exceeding Euro 3,500,000 (three million five hundred thousand), except the reduction due to consumption set forth under art. 6;

3.3 irrevocable purchase offer related to AVM’s warehouse composed by raw materials, components, semi-finished and finished products under previous letter d),except obsolete products, for a price equal to Euro 1,000,000 (one million);

3.4 irrevocable purchase offer of the trademark “RCF” and of the relevant trademarks owned by Mackie Designs Italy S.p.A. at a price equal to Euro 1,000,000 (one million);

3.5 irrevocable purchase offer of any activity listed under clause 3 letter a) at a price equal to Euro 500,000 (five hundred thousand);

4) acceptance of the proposals under clauses 3.4 and 3.5 conditioned upon the definitiveness of the sentence related to the acceptance of the “Concordato” proceeding.

5) Monthly lease installment related to Mackie’s Business and real estates situated in Reggio Emilia via Raffaello Sanzio n.13 and via Galileo Ferraris n.2 to the value of Euro 10,000 not including VAT.

6) The total amount related to the warehouse set forth in clauses 3.2 and 3.3 is paid by the tenant company on its consume and within two years, as set forth under the lease agreement. Such due sums are compensated until the concurrence of: the sums set forth under clause 5); the TFR debt; and of other debts assumed in relation with the transfer of No. 100 employees (as set forth under clause 3.1) With regards to the payment of the exceeding not compensated amount, it shall be realized within 365 days from the invoice date.

7) The 80% amount of the tenant, related to the lease of the business and of assets as indicated under clause 5, is considered as payment for the purchases of assets indicated under clauses 3.4 and 3.5.

8) “LOUD Technologies Inc.”, (formerly known as Mackie Designs Inc.) shall allow a “Software house” designed by Knight Italia S.p.A. or its managers, to interact with LOUD Technologies Inc. data warehouse office managers (subject to the execution of a confidentiality agreement in order to protect the confidentiality of the data), in order to extract all data related to Mackie Design (Italy) S.p.A. and to its subsidiary, AVM S.r.l.

Best regards

Knight Italia S.p.A.

Knight’s sole director
(Mr. Franco Laurenti)